Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
atai Holdco, Inc.	Delaware
atai Life Sciences US, Inc.	Delaware
atai Life Sciences AG	Germany
atai Life Sciences UK Ltd	England and Wales
atai Therapeutics, Inc. (f.k.a. Viridia Life Sciences, Inc.)	Delaware
atai Therapeutics Holdings, Inc.	Delaware
EmpathBio, Inc.	Delaware
GABA Therapeutics, Inc.	Delaware
IntelGenx Corp.	Canada
Perception Neuroscience Holdings, Inc.	Delaware
PsyProtix, Inc.*	Delaware
Recognify Life Sciences, Inc.	Delaware

*Merged into atai Therapeutics, Inc. on December 31, 2024